Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NOMAD Grills Company
607 N Clinton Ave
Dallas, TX 75208
https://nomadgrills.com/

Up to $123,998.75 in Class B Common Stock at $0.95
Minimum Target Amount: $123,998.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: NOMAD Grills Company
Address: 607 N Clinton Ave, Dallas, TX 75208
State of Incorporation: DE
Date Incorporated: May 17, 2021

Terms:

Equity

Offering Minimum: $123,998.75 | 130,525 shares of Class B Common Stock
Offering Maximum: $123,998.75 | 130,525 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.95
Minimum Investment Amount (per investor): $249.85

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus

As a friend or family member, existing investor, or prior customer of NOMAD Grills, you're eligible for 10% bonus shares.

Time-Based Perks

Early Bird Perk #1: Invest $249+ within the first two weeks and receive 10% off all orders for 3 months

Early Bird Perk #2: Invest $500+ within the first two weeks and receive 10% off all orders for 6 months

Early Bird Perk #3: Invest $1,000+ within the first two weeks and receive 5% bonus shares + 15% off all orders for 6 months + Gift (10-pound box of Nomad Fire 100% All-Natural Charcoal + 20-count of Nomad Fire Starter + Nomad Stickers)

Early Bird Perk #4: Invest $5,000+ within the first two weeks and receive 10% bonus shares + 20% off all orders for 6 months + Gift (10-pound box of Nomad Fire 100% All-Natural Charcoal + 20-count of Nomad Fire Starter + Nomad Hat) + Invite to investor-only virtual video cooking class

Early Bird Perk #5: Invest $10,000+ within the first two weeks and receive 15% bonus shares + 20% off all orders for 6 months + Gift (Nomad Burn Bundle + BBQ Tool Set) + Invite to investor-only virtual video cooking class

Early Bird Perk #6: Invest $20,000+ within the first two weeks and receive 20% bonus shares + 25% off all orders for 6 months + Gift (Nomad Grill & Smoker) + Invite to investor-only virtual video cooking class + 30-min phone call with Founders

Early Bird Perk #7: Invest $50,000+ within the first two weeks and receive 25% bonus shares +25% off all orders for 1 year + Gift (Nomad BBQ Basecamp Bundle) + Invite to investor-only virtual video cooking class + Live Q+A with Founders (in-person or by phone)

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between Day 35-40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60-65 and receive 10% bonus shares

Amount-Based Perks

Tier #1 Perk: Invest $249+ and receive 10% off all orders for 1 month

Tier #2 Perk: Invest $500+ and receive 10% off all orders for 3 months

Tier #3 Perk: Invest $1,000+ and receive 15% off all orders for 3 months + Gift (10-pound box of Nomad Fire 100% All-Natural Charcoal + 20-count of Nomad Fire Starter)

Tier #4 Perk: Invest $5,000+ and receive 5% bonus shares +20% off all orders for 3 months + Gift (10-pound box of Nomad Fire 100% All-Natural Charcoal + 20-count of Nomad Fire Starter + Nomad Hat) + Invite to investor-only virtual video cooking class

Tier #5 Perk: Invest $10,000+ and receive 10% bonus shares +20% off all orders for 6 months + Gift (Nomad Burn Bundle + BBQ Tool Set) + Invite to investor-only virtual video cooking class

Tier #6 Perk: Invest $20,000+ and receive 15% bonus shares +25% off all orders for 6 months + Gift (Nomad Grill & Smoker)

+ Invite to investor-only virtual video cooking class + 30-min phone call with Founders

Tier #7 Perk: Invest $50,000+ and receive 20% bonus shares +25% off all orders for 1 year + Gift (Nomad BBQ Basecamp Bundle) + Invite to investor-only virtual video cooking class + Live Q+A with Founders (in-person or by phone)

Tier #8 Perk: Invest $100,000+ and receive 25% bonus shares + Gift (Nomad BBQ Boss Bundle) + Private steak dinner for 8 guests with founders at NOMAD Headquarters in Dallas, TX

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

NOMAD Grills will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.95 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $95. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview:

Nomad Grills designs and manufactures premium, portable cooking devices, offering a high-quality alternative to conventional grills that often lack durability. Nomad's products are known for their robust cast construction and anodized finishes, making them nearly indestructible, and provide significant cooking space with high portability. Their offerings include a range of grilling and smoking products tailored to outdoor enthusiasts who value performance and reliability.

Business Model:

Nomad operates a direct-to-consumer sales model, alongside partnerships with major retailers like Lowe's, Dick's Sporting Goods, Bass Pro Shops, and Ace Hardware. This dual approach allows Nomad to maintain a strong presence both online and in physical retail spaces, broadening its reach. The company's commitment to quality has generated significant traction, with $12.9M in sales and a growing base of loyal customers across over 80 countries, supporting long-term brand loyalty and repeat purchases.

Intellectual Property:

Nomad Grills holds two U.S. utility patents and three design patents that protect its unique product designs and functional innovations. This intellectual property portfolio underscores Nomad's commitment to proprietary technology, enhancing durability and portability. Additionally, Nomad has been recognized for design excellence, receiving the prestigious RedDot Design Award.

Corporate History:

NOMAD Grills Company was initially organized as a Texas limited liability company on April 25, 2017 and converted to a Delaware corporation on May 17, 2021.

Competitors and Industry

Competitors:

Nomad competes within the premium portable grill market, a niche within the broader outdoor cooking and recreational markets. Unlike competitors focused on low-cost construction, Nomad emphasizes build quality, offering a durable, high-performance alternative to traditional stamped steel grills. Competitors include brands offering portable grills, but Nomad differentiates itself through its product quality, durability, and commitment to performance.

Industry:

Nomad is positioned in the outdoor cooking market, part of the U.S. barbecue and accessories industry, valued at $6.8 billion in 2022 and projected to reach $12.8 billion by 2032. Its overlap with other markets, such as outdoor recreation and home cooking, enhances its growth potential. The rising interest in high-quality outdoor cooking equipment positions Nomad favorably for sustained growth in this competitive industry.

Current Stage and Roadmap

Current Stage:

Nomad has achieved significant traction, with a strong retail presence and an expanding product line. The brand boasts over 7,000 five-star reviews and a substantial following on social media. With the addition of Cole Hauser as Brand Advisor and ongoing retailer partnerships, Nomad is well-positioned to continue its growth trajectory.

Future Roadmap:

Nomad's future plans include an expanded SKU lineup, with eight new hard-good products and a broadened assortment of consumables, such as charcoal, wood chips, and spices. The company is also enhancing its retail footprint, increasing distribution in specialty retailers and launching event marketing initiatives to strengthen brand visibility and customer engagement.

The Team

Officers and Directors

Name: Cameron Leggett

Cameron Leggett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Chief Executive Officer, Director
  Dates of Service: January, 2017 - Present
  Responsibilities: Cameron serves as Co-Founder and Co-CEO. He receives an annual salary of $150,000 and holds 24% equity in the Company.

Name: John Veatch

John Veatch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Chief Executive Officer, Director
  Dates of Service: January, 2017 - Present
  Responsibilities: John is the Co-Founder and Co-Chief Executive Officer. He receives an annual salary of $150,000 and holds Common Shares in the Company.

Name: Brian Spaly

Brian Spaly's current primary role is with Brand Foundry Ventures. Brian Spaly currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2021 - Present
  Responsibilities: Brian is a Board Member in the Company. He does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Brand Foundry Ventures

Title: General Partner
Dates of Service: January, 2020 - Present
Responsibilities: Investor.

Name: Dave Policano

Dave Policano's current primary role is with Policano Consulting LLC. Dave Policano currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Interim Chief Financial Officer
  Dates of Service: January, 2022 - Present
  Responsibilities: Interim finance lead. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Policano Consulting LLC
  Title: Sole Member
  Dates of Service: October, 2015 - Present
  Responsibilities: David serves as an interim Chief Financial Officer / Vice President of Finance for different companies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established

markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 5 patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Supply Chain and Inventory Risk
As a company that emphasizes high-quality, durable products, Nomad Grills relies on specialized materials and manufacturing processes that may be subject to supply chain disruptions. Given the premium components and finishes required to maintain Nomad's product standards, any interruptions or cost increases in sourcing specific materials or manufacturing capabilities could impact production timelines, inventory levels, and profitability. Additionally, fluctuations in demand, coupled with the company's reliance on third-party logistics providers and international shipping channels, may pose further challenges in maintaining optimal inventory and timely product delivery, particularly during peak sales periods or global supply chain constraints.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cameron Leggett	4,750,000	Unknown	45.79%
Cameron Leggett	4,750,000	Class A Common Stock	
John Veatch III	4,750,000	Unknown	45.79%
John Veatch III	4,750,000	Class A Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 130,525 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 19,502,024 with a total of 10,788,916 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 361,886 options and RSUs issued and outstanding as well as 416,415 shares in a Stock Option Plan reserved but unissued.

Class B Common Stock

The amount of security authorized is 1,263,157 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 7,035,802 with a total of 6,829,521 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible. Please see Voting Rights of Securities Sold in this Offering for additional information.

Material Rights

The total amount outstanding does not include 150,000 shares to be issued pursuant to warrants.

Series Seed-2 Preferred Stock

The amount of security authorized is 1,677,306 with a total of 1,677,306 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible. Please see Voting Rights of Securities Sold in this Offering for additional information.

Material Rights

There are no material rights associated with Series Seed-2 Preferred Stock.

What it means to be a minority holder

As a minority holder of a Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $6,985,703.00
  Number of Securities Sold: 8,563,108
  Use of proceeds: Inventory, normal operations, marketing, team growth
  Date: November 06, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $3,625,219 compared to $3,069,879 in fiscal year 2023.

YoY revenue declined due to a 5 month out-of-stock period on Nomad Grill & Smoker in 2023, which indicates strong demand growth. Several factors contributed to the out-of-stock, including retooling of some key product components (to lower costs and improve margin), and untimely access to capital during the period.

Cost of Sales

Cost of Sales for fiscal year 2022 was $2,621,806 compared to $1,850,941 in fiscal year 2023.

YoY COS declined due to lower product and inbound freight costs.

Gross Margins

Gross margins for fiscal year 2022 were $1,034,872. compared to $974,413 in fiscal year 2023.

YoY GM decline due to lower revenue stemming from retooling and out-of-stock period in FY2023.

Expenses

Expenses for fiscal year 2022 were $3,091,228 compared to $2,835,518in fiscal year 2023.

YoY decline due to decline in 2023 revenue versus 2022.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because as our customer base grows and marketing flywheel picks up speed, we've seen notable improvements in a number of our KPI's, including drastically lower CAC and greatly improved MER. Past cash was primarily generated through sales; equity investments. Our goal is to exit 2025 operating profitably. We expect having adequate inventory available throughout the year will allow us to capitalize on key selling periods, generating adequate revenue to cross into profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2024, the Company has capital resources available in the form of $175,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support inventory, marketing, product and channel expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 1 month. This is based on a current monthly burn rate of $125,000 for expenses related to salaries and inventory.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 10 months. This is based on a projected monthly burn rate of $125,000 for expenses related to salaries, inventory, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including revolving LOC, term debt, future equity raises.

Indebtedness

- Creditor: Verabank
  Amount Owed: $293,766.00
  Interest Rate: 4.25%
  Maturity Date: May 28, 2027

- Creditor: Shopify Capital
  Amount Owed: $254,953.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2024
  Repayment is accomplished through Shopify sales.

- Creditor: Paypal
  Amount Owed: $108,872.00
  Interest Rate: 0.0%
  Maturity Date: April 29, 2024
  Repayment is accomplished through PayPal sales.

- Creditor: Ondeck Capital
  Amount Owed: $80,690.00
  Interest Rate: 86.27%
  Maturity Date: May 15, 2024

- Creditor: Fora
  Amount Owed: $69,793.00
  Interest Rate: 96.23%
  Maturity Date: April 30, 2024

- Creditor: Avion
  Amount Owed: $25,990.00
  Interest Rate: 146.71%
  Maturity Date: February 28, 2024

- Creditor: Individual Noteholders
  Amount Owed: $412,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2024

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $18,330,955.85

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.75 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by

StartEngine, of which the final amount may vary.

- Research & Development
  3.0%
  We will use 3% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  41.0%
  We will use 41% of the funds raised to purchase inventory for the Company's NOMAD Grill & Smoker and related accessories in preparation of sales expansion in 2025.

- Company Employment
  7.5%
  We will use 7.5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc.. Wages to be commensurate with training, experience and position.

- Working Capital
  30.0%
  We will use 30% of the funds for working capital to cover expenses for the product development, SKU expansion, channel expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  1.0%
  We will use 1% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $123,998.75, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  3.0%
  We will use 3% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  41.0%
  We will use 41% of the funds raised to purchase inventory for the Company's NOMAD Grill & Smoker and related accessories in preparation of sales expansion in 2025.

- Company Employment
  7.5%
  We will use 7.5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc.. Wages to be commensurate with training, experience and position.

- Working Capital
  30.0%
  We will use 30% of the funds for working capital to cover expenses for the product development, SKU expansion, channel expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  1.0%
  We will use 1% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://nomadgrills.com/ (nomadgrills.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nomadgrills

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR NOMAD Grills Company

[See attached]

I, ____Cameron Mills Leggett_____ (Print Name), the _____Co-CEO___(Principal Executive Officers) of __Nomad Grills Company___(Company Name), hereby certify that the financial statements of ____Nomad Grills Company__ (Company Name) and notes thereto for the periods ending __12/31/22_ (first Fiscal Year End of Review) and _____12/31/23 _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [2023] the amounts reported on our tax returns were total income of $_(799,033)__; taxable income of $_(1,990,932)__ and total tax of $__0___ .

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ____11/14/2024_____ (Date of Execution).

Cameron Mills Leggett
_____ (Signature)

_____Co-CEO_____ (Title)

_____11/14/2024_____ (Date)

State of Texas
County of Fort Bend

This instrument was acknowledged before me by means of an interactive two-way

audio and video communication on 11/14/2024 by Cameron Mills Leggett.



Nandi Turner
_____
ID NUMBER
13246911-2
COMMISSION EXPIRES
May 7, 2028

Nomad Grills
Financial Statement Summary

INCOME STATEMENT	Annual	
($USD)	2022	2023
Owned Website	3,079,607	2,422,783
Wholesale	545,612	647,073
Gross Revenue	**3,625,219**	**3,069,857**
Total Contra Revenue	(328,541)	(244,502)
Net Revenue	**3,296,678**	**2,825,355**
Product Cost	1,999,654	1,681,364
Shipping, Freight & Delivery	250,811	169,228
COGS	**2,261,806**	**1,850,941**
Gross Profit	**1,034,872**	**974,413**
Gross Profit Margin %	*31.4%*	*34.5%*
Salaries and Benefits	576,910	682,975
Direct Marketing	1,157,793	924,923
Advertising & Marketing (Indirect)	644,119	371,113
Wholesale Marketing	-	-
Professional Fees	223,830	293,687
Research and Development	49,671	27,834
Technology	60,884	106,648
Merchant Fees	93,387	87,639
Other SG&A	284,634	340,700
Total Opex	**3,091,228**	**2,835,518**
EBITDA	**(2,056,357)**	**(1,861,105)**
EBITDA Margin %	*-62.4%*	*-65.9%*
Less: Interest Expense	388,756	475,632
Less: Depreciation & Amortization	15,616	31,003
Plus: Other Income	(6,273)	(14,564)
Less: Other Expense	-	-
Less: Tax Expense	1,244	1,998
Net Income	**(2,455,699)**	**(2,355,174)**
Net Income Margin %	*-74.5%*	*-83.4%*

Privileged & Confidential
Unaudited

BALANCE SHEET ($USD)	2022	2023
Assets		
Current Assets		
Cash	57,810	268,557
Accounts Receivable (A/R)	155,163	13,160
Inventory Asset	983,661	31,816
Inventory Deposit	1,308	90,607
Prepaid Expenses	28,296	23,031
Other Current Assets	2,520	-
Total Current Assets	**1,228,758**	**427,171**
Net Fixed Assets & Intangibles	103,409	280,539
Other Assets	32,381	37,581
Total Assets	**1,364,548**	**745,291**
Liabilities & Equity		
Current Liabilities		
Accounts Payable	193,481	215,952
Credit Cards	230,411	125,278
Deferred Revenue	278,432	186,601
Other Current Liabilities	82,885	256,145
ST Debt	1,301,561	1,246,064
Total Current Liabilities	**2,086,770**	**2,030,041**
Other LT Liabilities	-	-
Total Liabilities	**2,086,770**	**2,030,041**
Equity		
APIC	4,425,726	6,218,655
Retained Earnings	(5,147,948)	(7,503,405)
Total Equity	**(722,223)**	**(1,284,750)**
Total Liabilities and Equity	**1,364,548**	**745,291**

Privileged & Confidential
Unaudited

CASH FLOW STATEMENT ($USD)	2022	2023
Net Income	(2,455,699)	(2,355,174)
Plus: Depreciation	15,353	30,740
Plus: Amortization	263	263
Less: Change in AR	(143,473)	142,003
Less: Change in Merchant Receivable	-	-
Less: Change in Inventory	1,235,870	951,845
Less: Change in Inventory Deposits	(1,308)	(89,299)
Less: Change in Prepaids	(13,221)	5,265
Less: Change in Other Current Assets	(2,520)	2,520
Plus: Change in AP	(359,645)	22,471
Plus: Change in Credit Cards	102,965	(105,133)
Plus: Change in Sales Tax Liability	-	-
Plus: Change in Deferred Revenue	267,724	(91,830)
Plus: Change in Accrued Interest	50,931	63,214
Plus: Change in Accrued Bonus	-	-
Plus: Change in Accrued Expenses	-	-
Plus: Change in Other Current Liabilities	7,416	110,047
Change in Working Capital	1,144,740	1,011,101
Change in LT Assets / Liabilities	-	(5,200)
Cash from Operating Activities	**(150,604)**	**(307,169)**
Capital Expenditures	(8,889)	(4,992)
Change in Intangibles	(45,281)	(203,141)
Cash from Investing	**(54,170)**	**(208,133)**
Change in Debt	736,042	(55,497)
Change in Equity	396,651	1,792,647
Cash from Financing	**1,132,693**	**1,737,150**
Total Change in Cash	**927,919**	**1,221,848**
Beginning Balance	274,631	1,202,550
Ending Balance	**1,202,550**	**2,424,398**

NOMAD Grills Company
Statement of Shareholders' Equity

	Preferred Stock		Common stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock (Class A)	-	-	10,000,000	-	$ -	$ -	$ -
Series Seed-1 Preferred	3,280,016	$ 328	-	-	$ 3,089,448	$ -	$ 3,089,776
Series Seed-2 Preferred	1,677,306	$ 168	-	-	$ 939,132	$ -	$ 939,299
Net income (loss)	-	-	-	-	-	$ (2,692,249)	$ (2,692,249)
December 31, 2021 Ending Balance	4,957,322	$ 496	10,000,000	$ -	$ 4,028,579	$ (2,692,249)	$ 1,336,825
Series Seed-1 Preferred	421,073	$ 42	-	-	$ 396,609	$ -	$ 396,651
Net income (loss)	-	-	-	-	-	$ (2,455,699)	$ (2,455,699)
December 31, 2022 Ending Balance	5,378,395	$ 538	10,000,000	$ -	$ 4,425,188	$ (5,147,948)	$ (722,223)
Issuance of Class A common stock	-	-	10,615	$ 11	-	$ -	$ 11
Series Seed-1 Preferred	1,916,122	$ 192	-	-	$ 1,804,800	$ -	$ 1,804,992
Costs of financing	-	-	-	-	-	$ (12,356)	$ (12,356)
Net income (loss)	-	-	-	-	-	$ (2,355,174)	$ (2,355,174)
December 31, 2023 Ending Balance	7,294,517	$ 729	10,010,615	$ 11	$ 6,229,988	$ (7,515,478)	$ (1,284,750)

Note: Unaudited.

NOTE 1 – NATURE OF OPERATIONS

Nomad Grills Company was formed on May 17, 2021 ("Inception") in the State of Delaware. The financial statements of Nomad Grills Company (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, TX.

The Company manufactures and sells through its own website and through select third party resellers a suite of charcoal grilling equipment and accessories. Its landmark product is the NOMAD Grill & Smoker, a portable grill and smoker. The Company sells primarily in the United States with a minority share to parties internationally.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company derives substantially all of our revenue from the sale of grills and accessories as well as associated shipping charges billed to customers. The Company recognizes revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The performance obligation for most of our sales transactions are considered complete when control transfers, which is determined when products are shipped or delivered to the customer depending on the terms of the contract. Sales are made on normal and customary short-term credit terms or upon delivery of point-of-sale transactions.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and one state jurisdiction (Texas). The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – INVENTORY

The Company holds finished goods inventory in its warehouse and fulfillment center in Dallas, TX. As of the periods ending December 31, 2023 and 2022, the Company had $31,816 and $983,661 in inventory value. The Company also places deposits for several of its products, including its grills. As of December 31, 2023 and 2022, the Company had $90,607 and $1,308 in outstanding advance deposits for future inventory receipts.

NOTE 4 – PROPERTY, PLANT & EQUIPMENT

All Property and Equipment, Furniture and Fixtures and Leasehold Improvements are stated at cost. Depreciation of all fixed assets is provided on the straight-line method over the estimated useful lives of the assets, which is generally three years for Property and Equipment and five years for Furniture and Fixtures. Depreciation of Leasehold Improvements is over the term of the lease, which is scheduled to end in October 2028. The Company's property and equipment, furniture and fixtures and leasehold improvements are primarily composed of computers, office furniture and various interior renovations at the

Company's office, warehouse and fulfillment center in Dallas.

Property and equipment as of December 31, 2023 and 2022, consists of the following:

	2023	2022
Office signs	$ 6,906	$ 6,906
Office equipment	1,064	1,064
Computer equipment	15,765	15,765
Furniture & fixtures	10,705	5,713
Leasehold Improvements	236,880	66,736
PP&E (tooling)	81,835	48,837
Total property and equipment	353,156	145,023
Less accumulated depreciation	(30,740)	(15,353)
Property, plant and equipment—net	$ 322,416	$129,670

Total depreciation expense for the fiscal years ended December 31, 2023 and 2022, was approximately $30,740 and $15,353 respectively.

NOTE 5 – DEFERRED REVENUE

Deferred revenue consists of payments received in advance of performance delivery. The portion of deferred revenue that is anticipated to be recognized during the succeeding period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent deferred revenue. As of December 31, 2023, the Company recorded $186,601 in deferred revenue and as of December 31, 2022, the Company recorded $278,432.

NOTE 6 – DEBT

The Company had $1,246,064 and $1,301,561 in outstanding debt as of December 31, 2023 and 2022 respectively. These debt securities were comprised of the following in the schedule below:

3

Tranche	Rate / Repayment	Original Commitment	Maturity*	12/31/2023	12/31/2022
Verabank	4.25%	300,000	5/28/2027	293,766	300,000
Shopify Capital	Shopify sales	255,300	2024	254,953	161,777
Novus Capital	126.31%	275,000	4/5/2023	-	140,258
Paypal	$2145.88 / 30% of PayPal sales	209,374	4/29/2024	108,872	98,954
Suncoast	199.61%	150,000	1/0/1900	-	80,511
Quickbooks	18.00%	50,000	3/18/2023	-	13,311
Clear Working Capital	33.76%	12,540	3/26/2023	-	6,751
Ondeck Capital	86.27%	146,250	5/15/2024	80,690	-
Fora	96.23%	125,400	4/30/2024	69,793	-
Avion	146.71%	100,000	2/28/2024	25,990	-
Individual noteholders	12.00%	500,000	Various - 2024+	412,000	500,000
Total Debt Outstanding				**$1,246,064**	**$1,301,561**

Some maturity dates are estimates due to paydown methodology (i.e. on sales).

NOTE 7 – LEASES

During the year of December 31, 2022, the Company had in effect a month to month lease for its operational headquarters and fulfillment warehouse amounting to $3,000 per month. During October 2023, the Company entered into a five-year lease agreement for their corporate headquarters at a rate of $15,075 per month. This is the only existing lease in effect as of December 31, 2023. This lease was classified as an operating lease as of December 31, 2023 and previously expired leases that existed as of December 31, 2022 were also classified as operating leases. The Company elected to utilize the package of practical expedients that allowed them to not reassess whether any expired or existing contracts contain leases, the lease classification for any expired or existing leases, and any initial direct costs for any expired or existing leases.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 9 – STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized the issuance of 20,765,181 shares of our common stock with par value of

$0.0001. The common stock is comprised of 19,502,024 of Class A Common Stock and 1,263,157 of Class B Common Stock. As of November 26, 2024, the Company has currently issued 10,010,615 shares of Class A Common Stock and 0 shares of Class B Common Stock.

The Company has also issued options to various employees to purchase up to 255,729 shares of common stock.

Preferred Stock

The Company has authorized the issuance of 7,035,802 shares of Series Seed-1 Preferred Stock with par value of $0.0001. As of November 22, 2024, the Company has currently issued 6,829,521 shares of Series Seed-1 Preferred Stock.

The Company has authorized the issuance of 1,677,306 shares of Series Seed-2 Preferred Stock with par value of $0.0001. As of November 22, 2024, the Company has currently issued 1,677,306 shares of Preferred Stock.

The Company has also agreed to issue warrants to purchase 150,000 shares of Series Seed-1 Preferred Stock upon achievement of certain milestones.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company has determined there were no related party transactions during the periods ending December 31, 2023 and December 31, 2022 respectively.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through November 22, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF NOMAD GRILLS

Epic Grilling at Home or On The Roam

NOMAD Grills elevates your outdoor cooking game with ultra-durable, high-performance, portable grills and accessories. With $13 million in sales and customers across 80 countries, we've proven a need for a better-built portable grill & smoker. Recently, we teamed up with big names like Lowe's, and Bass Pro Shops & Cabela's, to increase visibility and market access as we bring our brand to the masses.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

 **Durable Design:** Built with premium materials and innovative design, NOMAD grills outlast competitors' products, appealing to quality-conscious consumers.

 **Strong Traction:** $13 million in sales since launch, with products shipped to over 80 countries, we believe this shows high demand for portable grilling solutions.













*HISTORICAL GROWTH & PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

TEAM

Cameron Leggett • Co-Founder, Co-Chief Executive Officer, Board Member

Cameron is an Inc. 500 recipient, lifelong entrepreneur, avid griller and builder of things.

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John Veatch • Co-Founder, Co-Chief Executive Officer, Board Member

Seasoned entrepreneur with strong background in consumer products, brand building and advertising.

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Get Equity
$0.95 Per Share

MIN INVEST
$249.85

VALUATION
$18.33M

Brian Spaly • Board Member

NOMAD lead investor. Founder of Bonobos and Trunk Club with notable investments in Peloton, Tecovas, Warby Parker, Harry's, Made In, and more.

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Cole Hauser • Brand Advisor

Accomplished actor currently starring as Rip Wheeler on TV's No. 1 Drama "Yellowstone."

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Rogers Healy • Brand Advisor

Second lead investor. Founder of Morrison Seager Venture Capital Partners with notable investments in Mizzen + Main, Waterloo, Free Rein Coffee, and more.

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Dave Policano • Interim Chief Financial Officer

Over the past 10 years, Dave has served as Interim Chief Financial Officer for numerous venture backed, high growth startups across the consumer product, food and beverage, and SaaS verticals.

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THE PROBLEM & OUR SOLUTION
Igniting the Future of Grilling

Grillers are tired of cheaply made contraptions that rust out or break down, turning fun camping trips and backyard barbecues into frustrating experiences. Who wants to struggle with a grill that can't handle the heat when you're trying to whip up a delicious meal in the backyard or the back country?

Enter NOMAD Grills, the superhero of portable cooking! These grills are crafted and designed to meet the aspirations of outdoor cooking enthusiasts. With cast construction and anodized finishes, NOMAD Grills are designed to resist rust and wear, providing durability for various adventures. Plus, they boast an incredible weight-to-grate ratio, so you can take them anywhere and cook up a feast with ease.





2021
red**dot** design award

US Patents
US Patent No. D9,822
US Patent No. D939,882
US Patent No. D973433

DIECAST ALUMINUM
COOKBOXES

ERGONOMIC
HANDLE

MULTI-WALL
CONSTRUCTION

MAGNETIC
GRILL GRATE

550°F
HIGH-TEMP
SILICONE

ANODIZED
ALUMINUM

WIRED

"HANDS-DOWN THE BEST-BUILT PORTABLE GRILL I'VE EVER USED."

The above testimonial may not be representative of the opinions or the experiences of other customers and are not a guarantee of future performance or success.





THE PEOPLE'S GRILL

☑ **DURABLE DESIGN**
Built with heavy-duty materials for ultimate durability

☑ **ADVENTURE-READY**
Lightweight (28 lbs) and easy to transport for any outdoor activity

☑ **SPACIOUS COOKING**
Up to 425 sqare inches of grilling area for big meals

☑ **TOP PERFORMANCE**
Superior heat retention ensures perfectly cooked food

☑ **GLOBAL COMMUNITY**
Loved in over 80 countries with over 7,000 five-star reviews

☑ **ENGAGED FANS**
A strong social media following reflects our grillers' passion



WEBER GO-ANYWHERE	TRAEGER RANGER	BIG GREEN EGG MINIMAX	NOMAD GRILL & SMOKER
			
$71	$449	$659	$695
170 sq in	175 sq in	133 sq in	up to 425 sq in
7 lbs	60 lbs	76 lbs	28 lbs
stamped steel	stamped steel	ceramic	diecast aluminum
powder coated	powder coated	ceramic glaze	mil-spec anodized
cheap	electric	fragile	indestructible
☒	☒	☒	☑

THE MARKET & OUR TRACTION

Sizzling Sales and Happy Customers: NOMAD Grills' Hot Streak

NOMAD Grills is tapping into the outdoor cooking market, part of the broader $55 billion home cooking[1] and $230B hunting, fishing, camping markets. As more people seek quality, portable grilling options for camping and tailgating, demand is rising for durable outdoor cooking solutions. With outdoor recreation

THE **RECREATION AND GRILLING**
MARKET IS HUGE

$55 B
HOME COOKING

$887 B
OUTDOOR RECREATION

$88 B
REC VEHICLE

$15 B
OUTDOOR COOKING
EQUIPMENT

$230 B
HUNTING / FISHING / CAMPING

NOMAD Grills is uniquely posistioned to overlap multiple outdoor categories.



POOLSIDE



HUNTING



BEACH BBQ



RV / VANLIFE



TAILGATE



CAMPING








FISHING / BOATING


BACKYARD


OVERLANDING

NOMAD Grills has experienced historical success with $13 million in sales, shipping to over 80 countries. By developing relationships with big-name retailers like Lowe's, Bass Pro Shops, and Cabela's, we're making waves and building a loyal fan base. With over 7,000 five-star reviews and over 330,000 social media followers, NOMAD Grills is building a strong following among grilling & smoking enthusiasts. Plus, with multiple patents and a Red Dot Design Award, NOMAD Grills combines innovative design with top performance — it's about grilling with style!









$13M
**TOTAL SALES
SINCE LAUNCH**

✓ HISTORY OF
STRONG SALES

80+
**SALES IN OVER
80 COUNTRIES**

✓ GROWING
GLOBAL DEMAND

7K+
**FIVE-STAR REVIEWS
FROM HAPPY GRILLERS**

✓ OVERWHELMING
POSITIVE FEEDBACK

330K+
**INSTAGRAM
FOLLOWERS**

✓ BUILDING A HIGHLY
ENGAGED COMMUNITY

RETAIL PARTNERS


Bass Pro Shops

Cabela's

LOWE'S

Huckberry


PUBLIC LANDS
BY DICK'S SPORTING GOODS

Moosejaw

ABOUT

HEADQUARTERS
**607 N Clinton Ave
Dallas, TX 75208**

WEBSITE
View Site ⬏

names like Lowe's, and Bass Pro Shops & Cabela's, to increase visibility and market access as we bring our brand to the masses.

TERMS
NOMAD Grills

Overview

PRICE PER SHARE
$0.95

VALUATION
$18.33M

DEADLINE ⓘ
Mar. 4, 2025 at 11:59 PM UTC

FUNDING GOAL ⓘ
$124k - $124k

Breakdown

MIN INVESTMENT ⓘ
$249.85

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$123,998.75

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
130,525

MAX NUMBER OF SHARES OFFERED
130,525

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

	Fiscal Year-End	Year-End
Total Assets	$427,171	$1,228,758
Cash & Cash Equivalents	$268,557	$57,810
Accounts Receivable	$13,160	$155,163
Short-Term Debt	$2,030,041	$2,086,770
Long-Term Debt	$0	$0
Revenue & Sales	$3,069,857	$3,625,219
Costs of Goods Sold	$1,850,941	$2,261,806
Taxes Paid	$1,998	$1,244
Net Income	-$2,355,174	-$2,455,699

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Time-Based Perks

Early Bird Perk #1: Invest $249+ within the first two weeks and receive 10% off all orders for 3 months

Early Bird Perk #2: Invest $500+ within the first two weeks and receive 10% off all orders for 6 months

Early Bird Perk #3: Invest $1,000+ within the first two weeks and receive 5% bonus shares + 15% off all orders for 6 months + Gift (10-pound box of Nomad Fire 100% All-Natural Charcoal + 20-count of Nomad Fire Starter + Nomad Stickers)

Early Bird Perk #4: Invest $5,000+ within the first two weeks and receive 10% bonus shares + 20% off all orders for 6 months + Gift (10-pound box of Nomad Fire 100% All-Natural Charcoal + 20-count of Nomad Fire Starter + Nomad Hat) + Invite to investor-only virtual video cooking class

Early Bird Perk #5: Invest $10,000+ within the first two weeks and receive 15% bonus shares + 20% off all orders for 6 months + Gift (Nomad Burn Bundle + BBQ Tool Set) + Invite to investor-only virtual video cooking class

Early Bird Perk #6: Invest $20,000+ within the first two weeks and receive 20% bonus shares + 25% off all orders for 6 months + Gift (Nomad Grill & Smoker) + Invite to investor-only virtual video cooking class + 30-min phone call with Founders

Early Bird Perk #7: Invest $50,000+ within the first two weeks and receive 25% bonus shares +25% off all orders for 1 year + Gift (Nomad BBQ Basecamp Bundle) + Invite to investor-only virtual video cooking class + Live Q+A with Founders (in-person or by phone)

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between Day 35-40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60-65 and receive 10% bonus shares

Amount-Based Perks

Tier #1 Perk: Invest $249+ and receive 10% off all orders for 1 month

Tier #2 Perk: Invest $500+ and receive 10% off all orders for 3 months

Tier #3 Perk: Invest $1,000+ and receive 15% off all orders for 3 months + Gift (10-pound box of Nomad Fire 100% All-Natural Charcoal + 20-count of Nomad Fire Starter)

Tier #4 Perk: Invest $5,000+ and receive 5% bonus shares +20% off all orders for 3 months + Gift (10-pound box of Nomad Fire 100% All-Natural Charcoal + 20-count of Nomad Fire Starter + Nomad Hat) + Invite to investor-only virtual video cooking class

Tier #5 Perk: Invest $10,000+ and receive 10% bonus shares +20% off all orders for 6 months + Gift (Nomad Burn Bundle + BBQ Tool Set) + Invite to investor-only virtual video cooking class

Tier #6 Perk: Invest $20,000+ and receive 15% bonus shares +25% off all orders for 6 months + Gift (Nomad Grill & Smoker) + Invite to investor-only virtual video cooking class + 30-min phone call with Founders

Tier #7 Perk: Invest $50,000+ and receive 20% bonus shares +25% off all orders for 1 year + Gift (Nomad BBQ Basecamp Bundle) + Invite to investor-only virtual video cooking class + Live Q+A with Founders (in-person or by phone)

Tier #8 Perk: Invest $100,000+ and receive 25% bonus shares + Gift (Nomad BBQ Boss Bundle) + Private steak dinner for 8 guests with founders at NOMAD Headquarters in Dallas, TX

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

own 110 shares for $95. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION



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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?



StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?



For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.











regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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